November 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Michelle Miller/ Mr. David Irving

Re:	Janover Inc.
Registration Statement on Form S-1 Filed October 14, 2022
File No. 333-267907

Dear Ms. Miller and Mr. Irving:

On behalf of Janover Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 27, 2022 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form S-1 filed October 14, 2022

Cover Page

1. We note the disclosure on the cover page that the Selling Shareholder shares will not be purchased by the underwriters in the underwritten offering. Please disclose the offering price for the Selling Shareholder shares. Refer to Item 501(b)(3) of Regulation S-K. We also note that the Selling Shareholder shares will not be sold until after the closing of this offering. Please advise us why you are including the selling shareholder offering in the same prospectus as your underwritten offering or have not elected to use a prospectus supplement for the selling shareholder offering.

Response: Please be advised that we have revised the registration statement to include an explanatory note that Form S-1/A contains two prospectuses, (i) prospectus to be used for the public offering of 2,375,000 shares of common stock through the underwriter named on the cover page of this prospectus, which we refer to in Form S-1/A as the Public Offering Prospectus and (ii) a prospectus to be used for the resale by selling shareholders of 1,100,960 shares of common stock, which we refer to in the Form S-1/A as the Resale Prospectus.

We have also included on the cover page of the Resale Prospectus that the sale of the common stock by the selling stockholders will be a fixed price of $5.00 per share until the Company’s shares of common stock are listed on Nasdaq. Thereafter, any sales of common stock by the selling stockholders will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices or under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

We are subject to concentration risk, page 17

2. We refer to comment 8 in our letter dated June 1, 2022. In that comment we asked you to identify any lenders that generate more that 10% of your platform generated revenue. Your response and revised disclosure indicated that Arbor Realty Trust, Inc. and Greystone & Co. II LLC are two such lenders. In your registration statement filed on October 14, 2022, you have removed these lenders from this risk factor. We therefore reissue the comment asking you to identify any lenders that generate more that 10% of your platform generated revenue, or please explain to use why such lenders no longer meet this criteria.

Response: Per the Staff’s comment, we have revised the risk factor to reflect the requested changes.

Capitalization, page 43

3. You disclose that As Adjusted Capitalization reflects actual capitalization as of June 30, 2022 adjusted to reflect the issuance of 1,700,000 shares of common stock in the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by you which you estimate an to be approximately $9.17 million. Please enhance your disclosures to clarify how the increase in As Adjusted Total stockholder's equity of $10.77 million reconciles to the estimated proceeds.

Response: The Company has revised its disclosures in the Form S-1/A in response to the Staff’s comment above.

Dilution, page 45

4. You disclose that concurrent with the effective date of the registration statement you will affect a 1-for-6.82 stock split and that share and per share information in the prospectus has been adjusted to reflect the stock split. Please clarify how 9,695,582 shares of common stock to be outstanding following the offering based on your common stock outstanding of 6,845,236 at June 30, 2022 reconciles to common stock outstanding on page F-21 based on activity disclosed on pages 44, 45, 52, F-28, II-2, including the 7,057,903 shares of common stock outstanding before the offering on page 9, and revise your disclosures accordingly. Further, please adjust all share amounts in the registration statement to reflect the stock split, including the financial statements for June 30, 2022, December 31, 2021 and December 31, 2020. Refer to SAB Topic 4.C. Changes in Capital Structure.

Response: Per the Staff’s comment, we have revised the Dilution section of the Form S-1/A1 and have adjusted all share amounts in the Form S-1/A to reflect the Company’s future 1-for-6.82 stock split, including the financial statements for September 30, 2022 and December 31, 2022 and 2021 under SAB Topic 4.C.

Selling Stockholders, page 82

5. We note your disclosure in the first paragraph regarding the possible resale by the Selling Shareholders of common stock. Please briefly explain here the transactions from which the Selling Shareholders originally received the options, SAFEs or shares, including the exemption relied upon. Please also include disclosure regarding your outstanding options and SAFEs under "Description of Securities," at page 86, or advise.

Response: Per the Staff’s comment, we have revised the disclosure in the Selling Stockholder section of the Resale Prospectus to briefly explain the transactions in which the Selling Stockholders have originally issued their options, SAFEs and shares of common stock listed in the Selling Stockholder table in the Resale Prospectus. We have also revised the Description of Securities in the Form S-1/A to include a description of the outstanding options and SAFEs.

6. We note that you have added a secondary offering of selling stockholders that you intend to commence "after the closing of this offering." Please provide us with your analysis as to whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4). Please include a discussion of the relationships of the investors with you and the fact that the shares you are seeking to register do not appear to have been issued yet, and tell us why the offering should not be viewed as an indirect, primary transaction and why the selling shareholders should not be viewed as underwriters. Refer to Interpretation 612.09 in our Securities Act Rules Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company advises the Staff that the transaction set forth in the Form S-1/A is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) the Staff issued Securities Act Compliance and Disclosure Interpretations (“C&DI”) 612.09 (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling shareholders have held the shares;
•	the circumstances under which the selling shareholders have received the shares;
•	the relationship of the selling shareholders to the issuer;
•	the number of shares being sold;
•	whether the selling shareholders are in the business of underwriting securities; and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Selling Shareholders’ Offering”) of up to 1,100,960 shares of common stock is not, and should not be considered, a primary offering of the shares to the public. The Company also respectfully advises the Staff that none of the selling shareholders included in the Form S-1 are registered broker-dealers or affiliates of registered broker-dealers.

A. How long the selling shareholders have held the shares

The vast majority of the shares owned by selling shareholders were issued pursuant to the Company’s 2020/2021 SAFEs, 2022 SAFEs, Options (or conversion thereof pursuant to Company’s Plan, as described in the Company’s response above), and our external advisors in lieu of cash for fees payable for services in connection with the closing of the current offering.

Generally, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company. However, in this case, the Company would note that several of these shareholders have now held their securities in excess of 12 months, and for any issuances completed within the past 12 months, the holding period are well within the mandated definition provided by the Staff for “PIPE” transactions, as set forth in Question 116.19 of the C&DI’s (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the private placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by analogy, the holding periods for the selling shareholders must also be sufficient for a valid secondary offering.

Further, the selling shareholders have borne the investment risk of their securities they bought/opted for and continue to bear this investment risk for a potential substantial additional period before they can make significant resales of such securities. Because the selling shareholders have been, and will continue to be, subject to market risk if the market price of our common stock declines, their willingness to participate in our previous offering(s) with the knowledge that they may not be able to exit their position at a profit and their ability fully to exit their position would likely be restricted for an extended period of time provides evidence that they purchased such securities with the intent to invest (and not with the intent to effect an immediate distribution, as an underwriter would have).

The factors discussed above support the conclusion that the Selling Shareholders’ Offering pursuant to the Form S-1/A is a valid secondary offering.

B. The circumstances under which the selling shareholders received their shares

The vast majority of the shares to be registered pursuant to the Form S-1 on behalf of the selling shareholders were issued by the Company in connection with the Regulation CF, the equity incentive plan or legally binding agreements with advisors of the Company. As set forth in the Form S-1/A, the Company will not receive any proceeds from the resale of these securities by the selling shareholders. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, each of the selling shareholders specifically represented to the Company, that have neither nor are acquiring the securities not with a view towards distribution, and that they have no contract, arrangement or understanding with any broker, finder, investment bank, financial intermediary or similar agent with respect to any of the transactions contemplated by the several offerings or issuances whereby the selling shareholders received the securities that are being registered currently.

C. Selling shareholders’ relationship with the Company

The selling shareholders had no relationship with the Company other than as an investor in the Company, unless they were issued their respective securities in furtherance of the Plan or pursuant to third party advisory agreements in consideration of services rendered and in lieu of cash. Each of the selling shareholders has indicated to the Company that neither they nor any of their affiliates have held any position or office or have had any other material relationship with the Company in the past three years, unless the securities that were acquired were acquired under the Company’ Plan. Moreover, the Staff has noted in C&DI 116.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As such, the Company believes that the Selling Shareholders’ Offering is indeed a genuine secondary offering.

D. The number of shares being registered

The Company acknowledges the large amount of shares of common stock involved, however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer. In these circumstances, a group of selling stockholders’ shares are being registered on a Form S-1, the form for general registrations, not a Form S-3.

Moreover, there is no evidence that a distribution would occur if the Form S-1/A is declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods. (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Form S-1/A. Nor is there any evidence that any of the selling shareholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, support the characterization of the offering as secondary in nature.

E. Whether the selling shareholders are involved in the underwriting business

To our knowledge, none of the selling shareholders are involved in the underwriting business.

F. Whether the selling shareholders act as conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the selling shareholders are not acting on the Company’s behalf and are motivated by their own self-interests, and therefore are not acting as conduits of the Company.

7. Please include a column in your table that shows the percentage of common stock that the selling shareholders will beneficially own after the completion of your primary offering, but before they have sold any of their shares.

Response: Per the Staff’s comment, we have revised the selling shareholders table to reflect the requested changes.

8. Please indicate here which, if any, of the selling shareholders are considered to be related parties.

Response: The Company respectfully submits that none of the selling shareholders are considered to be related parties.

Note 2. Summary of Significant Accounting Policies

Stock-Based Compensation, page F-10

9. The Staff references prior comment 21 in our letter dated June 1, 2022. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the shares underlying your equity issuances and the reasons for any differences between the recent valuations of your shares leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including equity compensation.

Response: We respectively submit that the Company’s price range of $4.00 to $6.00 per share of common stock offered (post 1-6.82 stock split).

That fair value of the shares underlying the Company’s stock-award compensation was based on the per-share price of private transactions that occurred prior thereto. The price per share used in the Company’s prior crowdfunding transactions was established based on the performance and outlook of the Company as well as the current market conditions at the time thereof. The offering price of $4.00 to $6.00 per (post reverse 1-6.82 stock split) has been negotiated by the Company and the representative of the underwriters, the Company’s history and prospects, the Company’s state of development and plan for the future and relevant market conditions.

Exhibits

10. We note the opinion in clause (ii) of Exhibit 5.1 that, "The Selling Stockholders Shares, having already been issued, are validly issued, fully paid and non-assessable." However on page 82 of your registration statement, you indicate the selling shareholders shares have not been issued. Please revise your disclosure and/or opinion as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that a revised legal opinion has been filed as Exhibit 5.1 of the Form S-1A.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP